John H. Lively Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8177 fax: 816.983.8080 john.lively@huschblackwell.com

January 25, 2010

Vince Di Stefano U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Giordano Investment Trust (the “Trust”)

Dear Mr. Di Stefano:

On November 27, 2009, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 5 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s registration statement.  The Amendment contained the prospectus and statement of additional information for the Trust’s sole series portfolio, the Giordano Fund (the “Fund”).  The Amendment was filed for the purpose of conforming the Trust’s registration statement to the disclosure requirements of Form N-1A as that form has recently been amended, including those disclosure requirements relating to the presentation of a “summary section” in the Fund’ statutory prospectus.

In early January 2010, you contacted me to provide comments relating to the Amendment.  This letter responds to your comments.  For your convenience and reference, I have summarized your comments in this letter and provided the Trust’s response below each such comment.  Following this letter, which I am submitting to you in a correspondence filing, the Trust will be filing another post-effective amendment to its registration statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing will be made for the purpose of updating the Trust financial information, incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section of the Fund’s Prospectus - Fees and Expenses of the Fund

1.	Comment:	Please delete the italicized paragraph following the “Fees and Expenses of the Fund” table.

Mr. Di Stefano January 25, 2010 page 2

Response:
The Trust has advised us that it has deleted the paragraph.  This deletion is reflected in the draft prospectus which is enclosed with this correspondence filing (the “Enclosure”).  For your convenience, the enclosure is marked to show changes.

Summary Section of the Fund’s Prospectus - Principal Investment Strategies

2.	Comment:	Please clarify the meaning of “income-oriented equity securities” and identify the types of equity securities such securities represent.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

3.	Comment:	Please identify the types of bonds, options, exchange-traded funds, and venture capital funds in which the Fund may invest.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

4.	Comment:	Please clarify the circumstances in which the Advisor “believes it is no longer favorable to hold the security.”

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

5.	Comment:	Please describe each of the illiquid and special investment vehicles identified.

Response:	The Fund has advised us that certain of the investments described in this portion of its prospectus are not principal investment strategies and that it intends to revise this disclosure accordingly by removing reference to some of the security types from the disclosure as set forth in the Enclosure.

Summary Section of the Fund’s Prospectus - Principal Risks of Investing in the Fund

6.	Comment:	Please state that loss of money is a risk of investing in the Fund.

Response:	The Fund has advised us that it intends to enhance this disclosure as set forth in the Enclosure.

7.	Comment:
With respect to the “Junk Bonds or Lower-Rate Securities Risk” disclosure, if investing in junk bonds or lower-rated securities is a principal investment strategy of the Fund, please describe such strategy in the “Principal Investment Strategies” section contained in the Fund’s prospectus, including the summary section; otherwise, please remove this risk from the “Principal Risks of Investing in the Fund.”

Mr. Di Stefano January 25, 2010 page 3

Response:
The Fund has advised us that investing in junk bonds or lower rated securities is not a principal investment strategy of the Fund.  Accordingly, the Fund has advised us that it intends to remove this disclosure as set forth in the Enclosure.

8.	Comment:	With respect to the “Junk Bonds or Lower-Rate Securities Risk” disclosure, please identify what the “certain risks” are as noted in this section in the Fund’s response to Item 9 of Form N-1A.

Response:
The Fund has advised us that investing in junk bonds or lower rated securities is not a principal investment strategy of the Fund.  Accordingly, the Fund has advised us that it intends to remove this disclosure as set forth in the Enclosure and it has not added disclosure regarding the “certain risks.”

9.	Comment:
With respect to the “Interest Rate Risk” disclosure, please add disclosure to the effect that when interest rates increase, the value of securities holdings of the Fund that are subject to this risk will go down.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

10.	Comment:	With respect to the “Liquidity Risk” disclosure, please provide a plain English meaning of liquidity risk.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

11.	Comment:
If investing in alternative investments is a principal investment strategy of the Fund, please describe such strategy in the “Principal Investment Strategies” section contained in the Fund’s prospectus, including the summary section.

Response:	The Fund has advised us that investing in alternative investments is not a principal investment strategy of the Fund. Accordingly, the Fund has advised us that it intends to remove the entire section as set forth in the Enclosure.

12.	Comment:	With respect to the “Special Risks of Alternative Investments’” disclosure, delete the third sentence if this section describes investments that are principal investment strategies.

Response:	The Fund has advised us that investing in alternative investments is not a principal investment strategy of the Fund. Accordingly, the Fund has advised us that it intends to remove the entire section as set forth in the Enclosure.

13.	Comment:
With respect to the “Special Risks of ‘Alternative Investments’” disclosure, the last sentence in that section indicates that the list in that sentence is a list of examples.  Please include all of the risks if that section represents a type of investing that is a principal investment strategy.

Mr. Di Stefano January 25, 2010 page 4
Response:	The Fund has advised us that investing in alternative investments is not a principal investment strategy of the Fund. Accordingly, the Fund has advised us that it intends to remove the entire section as set forth in the Enclosure.

14.	Comment:
With respect to the “Special Risks of Alternative Investments’” disclosure, add the following to the end of “(ii)” of the last sentence in that section if this section describes investments that are principal investment strategies: “and its shareholders.”

Response:	The Fund has advised us that investing in alternative investments is not a principal investment strategy of the Fund. Accordingly, the Fund has advised us that it intends to remove the entire section as set forth in the Enclosure.

15.	Comment:
With respect to the “Special Risks of Alternative Investments’” disclosure, please identify in the Fund’s response to Item 9 of Form N-1A what makes the types of investments described in that section “speculative in nature” if the types of investments described in this section are principal investment strategies.

Response:	The Fund has advised us that investing in alternative investments is not a principal investment strategy of the Fund. Accordingly, the Fund has advised us that it intends to remove the entire section as set forth in the Enclosure and no additional disclosure has been added in the Fund’s response to Item 9.

16.	Comment:
With respect to the “Special Risks of Alternative Investments’” disclosure, please identify in the Fund’s response to Item 9 of Form N-1A how the Fund intends to value the types of investments described in that section if the types of investments described in this section are principal investment strategies.

Response:	The Fund has advised us that investing in alternative investments is not a principal investment strategy of the Fund. Accordingly, the Fund has advised us that it intends to remove the entire section as set forth in the Enclosure and no additional disclosure has been added in the Fund’s response to Item 9.

17.	Comment:	In the “Performance Information” disclosure, please modify the first paragraph to indicate that the Fund has only one broad-based securities market index.

Response:
The Fund does not intend to modify this disclosure.  Pursuant to Item 4, Instruction 2(b) of Form N-1A, the Fund believes that it may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).  Accordingly, the Fund has included the Russell 1000 Value Index and S&P 500 Total Return Index, each of which is a broad-based securities market index.

Mr. Di Stefano January 25, 2010 page 5

Summary Section of the Fund’s Prospectus – Performance Information

18.	Comment:	Please delete the table of years and values beneath the bar chart.

Response:	The Trust has advised us that it intends to delete the disclosure as you have requested and as reflected in the Enclosure.

19.	Comment:	With respect to the lowest return for a calendar quarter, please change “(14.25)%” to “-14.25%.”

Response:	The Trust has advised us that it intends to modify the disclosure as you have requested and as reflected in the Enclosure.

Summary Section of the Fund’s Prospectus – Management

20.	Comment:	After the first sentence in this section, please insert a new header, “Portfolio Manager.”

Response:	The Trust has advised us that it intends to modify the disclosure as you have requested and as reflected in the Enclosure.

Summary Section of the Fund’s Prospectus – Purchase and Sale of Fund Shares

21.	Comment:
Please delete the first sentence of the first paragraph in this section.  Additionally, please delete the phrase, “although the minimums may be waived or reduced in some cases” in the next sentence of this same paragraph.

Response:	The Trust has advised us that it intends to modify the disclosure as you have requested and as reflected in the Enclosure.

Summary Section of the Fund’s Prospectus – Tax Information

22.	Comment:	Please delete the second sentence of this section.

Response:	The Trust has advised us that it intends to modify the disclosure as you have requested and as reflected in the Enclosure.

Summary Section of the Fund’s Prospectus – Financial Intermediary Compensation

23.	Comment:
Please change the caption “Financial Intermediary Compensation” to “Payments to Broker-Dealers and Other Financial Intermediaries.”  Please also confirm that the disclosure under this section conforms to the language set forth under Item 8 of Form N-1A.

Mr. Di Stefano January 25, 2010 page 6

Response:
The Trust has advised us that it intends to change the caption as you have requested and as reflected in the Enclosure.  Additionally, the Trust has advised us that the section will conform to the language set forth under Item 8 of Form N-1A and as reflected in the Enclosure.

Prospectus – The Fund – Investment Objective

24.	Comment:	Pease disclose whether the Fund will give advance notice to shareholders of any change to the Fund’s investment objective.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

Prospectus – The Fund – Principal Investment Strategies

25.	Comment:	Please describe in more detail each named illiquid or special situation investment. Additionally, clarify how the Fund will attempt to seek guarantees of payment of dividends, interest, and principal.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

26.	Comment:
Please indicate whether there are any other derivatives (other than options) that will be utilized by the Fund.  If so, please make sure that they are identified in the disclosures regarding the principal investment strategies that are in the summary section of the Prospectus and that there is corresponding disclosure in the “Principal Risks of Investing in the Fund” section of the Prospectus. To the extent, any such strategies do not constitute, principal strategies, such strategies must be identified in a separate section “Non-Principal Investment Strategies.”

Response:	The Fund has advised us that options are currently the only type of derivatives that are utilized by the Fund as a principal investment strategy.

Prospectus – Investing In The Fund – Purchasing Shares

27.	Comment:	Please disclose whether the third sentence of the first paragraph in that section applies to redemptions, as well.

Response:
The Fund has advised us that this sentence applies to redemptions as well as purchases.  That is, a redemption request will be deemed to have been received by the Fund when an authorized broker or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good form.  The Fund has advised us that it intends to add disclosure to its prospectus in the section, “Redeeming Your Shares” to clarify this point.  The focus of this disclosure is on the concept of “good form”.  In order to effectuate any purchase or redemption, the order must be received in good form.   These modifications are reflected in the Enclosure.

Mr. Di Stefano January 25, 2010 page7

28.	Comment:	Please add disclosure to explain the meaning of “good form.”

Response:	The Fund has advised us that it intends to add disclosure to explain the concept of “good form” to the section of the Prospectus entitled, “Investing in the Fund – Purchase and Redemption Price – Determining the Fund’s Net Asset Value.” This additional disclosure is reflected in the Enclosure.

Prospectus – Investing In The Fund – Redeeming Your Shares – Regular Mail Redemptions

29.	Comment:	In the third paragraph in this section, please disclose how long the Fund may delay forwarding a redemption check for recently purchased shares while it determines whether the payment will be honored.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

30.	Comment:	In the third paragraph of this section, please identify by whom a redemption request must be received.

Response:	The Fund has advised us that it intends to revise this disclosure as set forth in the Enclosure.

Statement of Additional Information

31.	Comment:
In the “Investment Limitations” section of the Fund’s statement of additional information, please provide narrative disclosure regarding the restrictions imposed by the Investment Company Act of 1940, as amended, as referenced in such section.

Response:	The Fund has advised us that it intends to add disclosure to its statement of additional information as you have requested.

Mr. Di Stefano January 25, 2010 page 8

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Enclosure

JHL
cc:	Joseph A. Giordano
Vason Hamrick

CUSIP Number 37611R103 NASDAQ Symbol GIORX

Giordano Fund

A series of the
Giordano Investment Trust

PROSPECTUS

January 28, 2010

This prospectus includes information about the Giordano Fund (“Fund”), a series of the Giordano Investment Trust (“Trust”), that you should know before investing.  You should read this prospectus carefully before you invest or send money and keep it for future reference.  For questions or for Shareholder Services, please call 1-800-773-3863.

Investment Advisor

Giordano Asset Management, LLC
2530 Riva Road, Suite 312
Annapolis, Maryland  21401

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page

SUMMARY	2
Investment Objective	2
Fees and Expenses of the Fund	2
Example
Portfolio Turnover
Principal Investment Strategies	2
Principal Risks of Investing in the Fund	3
Performance Information	~~6~~5
Management	~~7~~6
Portfolio Manager
Purchase and Sale of Fund Shares	~~7~~6
Tax Information	7
Payments to Broker-Dealers and Other Financial ~~Intermediary Compensation~~Intermediaries	7

THE FUND	8
Investment Objective	8
Principal Investment Strategies	8
Principal Risks of Investing in the Fund	9
Additional Investment Information	~~13~~12

MANAGEMENT OF THE FUND

Investment Advisor	~~14~~13
Board of Trustees	16
Administrator	~~17~~16
Transfer Agent	~~17~~16
Distributor	~~17~~16
Additional Information on Expenses	17

INVESTING IN THE FUND

Minimum Investment	~~18~~17
Purchase and Redemption Price	~~18~~17
Purchasing or Redeeming Shares Through a Financial Intermediary	19
Purchasing Shares	~~20~~19
Redeeming Your Shares	22
Frequent Purchases and Redemptions	25

OTHER IMPORTANT INVESTMENT INFORMATION

Dividends, Distributions, and Taxes	~~28~~26
Financial Highlights	~~29~~27
Additional Information	~~30~~Back Cover

SUMMARY

Investment Objective.  The Fund seeks maximum total return using a long-term capital appreciation approach as well as current income.

Fees and Expenses of the Fund.  These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price) Redemption Fee (as a % of amount redeemed)	None None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
Management Fees Distribution and/or Service (12b-1) Fees Other Expenses Total Annual Fund Operating Expenses	1.00% 0.25% [TO BE DETERMINED] [TO BE DETERMINED]

~~“Other Expenses” and “Total Annual Fund Operating Expenses” reflect expenses of the Fund as of the fiscal year ended September 30, 2009.  These expenses include expenses incurred indirectly as a result of investments in other funds (“Acquired Fund Fees and Expenses”).  For this period, the Acquired Fund Fees and Expenses  were less than 0.01% of the Fund’s average daily net assets for the fiscal year.~~
Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

[TO BE DETERMINED]

1 Year	3 Years	5 Years	10 Years

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was [TO BE DETERMINED] of the average value of its portfolio.

Principal Investment Strategies.  In seeking to achieve its investment objective, the Fund generally invests at least 80% of its assets in ~~income-oriented~~ equity securities of companies ~~which~~(1) that have a strong history of paying dividends or that the Fund’s investment advisor, Giordano Asset Management, LLC (“Advisor”), determines have a strong likelihood of paying dividends in the future, and (2) that are members of the Standard & Poor’s 500 Index (large cap), Standard & Poor’s MidCap 400 Index, or the Standard & Poor’s (each an “S&P Index” and collectively, the “S&P Indices”) SmallCap 600 Index ~~and~~.  The Fund may invest up to 20% of its assets in ~~other investments including but not limited to bonds, options, exchange-traded funds, and venture capital funds which the Fund’s investment advisor, Giordano Asset Management, LLC (“Advisor”)~~the following types of securities that the Advisor believes can generate above average capital appreciation and income relative to their risks: corporate, government, and government agency bonds; covered-call options; and index based exchange-traded funds.

The Advisor monitors the 1,500 stocks comprising the S&P Indices for potential inclusion in the Fund’s portfolio of investments.  The Advisor will calculate and monitor the average dividend yield of each S&P Index.  For a particular stock to be considered for purchase by the Fund, its dividend yield must be equal to or greater than the average dividend yield of the S&P Index of which it is a member.  The Advisor then considers for possible inclusion of a company’s stock in the Fund’s portfolio other factors that it feels are favorable and distinguishing.  These factors may include:

•	increasing/improving earnings prospects,
•	companies that are undervalued versus their peers but with predictable track records,
•	out of favor companies with turnaround prospects,
•	companies with a history of dividend increases,
•	stock price momentum,
•	low standard deviation,
•	low relative value, and
•	liquidity factors.

The Advisor anticipates that if it determines that the dividend yield of a particular stock held by the Fund falls below its respective S&P Index’s average dividend yield, the Fund will sell the security within six months of such determination unless the stock’s dividend yield increases above its respective S&P Index average.  The Advisor may also sell the security if ~~it believes it is no longer favorable to hold the security~~, in the Advisor’s assessment, it believes that the prospects for capital appreciation and income generation have diminished since the security was acquired.  The Advisor expects that the Fund will generally hold securities of at least 20 companies at any given time.

The Fund may ~~also~~ invest in ~~illiquid or special situation~~other investments that the Advisor believes will generate above average capital appreciation and current income.  These investments may include ~~private equity funds, venture capital funds,~~ real estate ~~funds, hedge funds~~investment trusts, preferred stock in mid-cap and large-cap publicly traded companies that may or may not be included in one of the S&P ~~Indexes~~Indices, and investment and non-investment grade bonds including senior subordinated unsecured corporate bonds.  The Fund will attempt to seek guarantees of payment, through contractual commitments, of dividends, interest, and principal, as applicable, but this may not be possible in all instances.  The Fund may also invest in covered call options to increase income and purchase index based exchange-traded funds (ETFs) representing an S&P Index.  The Fund may also invest in equity securities of foreign companies through American Depository Receipts (ADRs).

Principal Risks of Investing in the Fund.  An investment in the Fund is subject to investment risks, including the possible loss of some or the entire principal amount invested.  The loss of money is a risk of investing in the Fund.  There can be no assurance that the Fund will be successful in meeting its investment objective.  The Advisor’s ability to choose suitable investments has a significant impact on the ability of the Fund to achieve its investment objective.  Generally, the Fund will be subject to the following additional risks:

•	Market Risk. Market risk refers to the possibility that the value of equity securities held by the Fund may decline due to daily fluctuations in the securities markets.

•
Management Style Risk.  Since different types of securities (e.g., large-cap, mid-cap, growth, value, etc.) tend to shift into and out of favor with stock market investors depending on market and economic conditions, the performance of the Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

•
Small-cap and Mid-cap Companies Risk.  Investing in the securities of small-cap and mid-cap companies generally involves greater risk than investing in larger, more established companies.  This greater risk is, in part, attributable to the fact that the securities of these companies usually have more limited marketability and, therefore, may be more volatile and less liquid than securities of larger, more established companies or the market averages in general.

•
Credit Risk.  Credit risk is the risk that the issuer or guarantor of a debt security (such as a debenture or a secured corporate bond) or counterparty to the Fund’s transactions will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations.

•
Interest Rate Risk.  The price of a bond, debenture, or fixed income security is dependent upon interest rates.  When interest rates increase, the value of securities holdings of the Fund that are subject to this risk will go down.  Therefore, the share price and total return of the Fund, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates.

•
Maturity Risk.  The Fund does not have a limitation policy regarding the length of maturity of its debt holdings.  In general, the longer the maturity of a debt obligation, the higher its yield and the greater its sensitivity to changes in interest rates.  Conversely, the shorter the maturity, the lower the yield, but the greater the price stability.

•
Preferred Securities Risk.  There are special risks associated with investing in preferred stock, including deferral or nonpayment of distributions, subordination to bonds and other debt securities in a company's capital structure, limited liquidity, limited voting rights, and special redemption rights.

•
Investment-Grade Securities Risk.  The Fund may invest in various rated investment-grade securities, including securities rated BBB by Standard & Poor’s or Fitch, Inc. or Baa by Moody’s Investor Service, Inc.  While these rated securities are considered investment-grade, they are somewhat riskier than more highly rated investment-grade obligations (those rated A or better by Standard & Poor’s or Fitch, Inc. and Aa or better by Moody’s) because they are regarded as having only an adequate capacity to pay principal and interest, are considered to lack outstanding investment characteristics, and may be speculative.

•
Senior Subordinated Unsecured Corporate Bonds Risk.  Senior subordinated unsecured corporate bonds, while senior in right of payment and distribution priority to certain creditors, are nevertheless still subordinated in right of payment and distribution priority to other creditors that hold debt instruments that are more senior or secured by a lien or specific assets.  As a result of being subordinated and unsecured, if the bond’s issuer goes into default, the Fund’s investment in the bond is subject to the risk of nonpayment or complete loss of the investment.

~~•~~
~~Junk Bonds or Lower-rated Securities Risk.  The Fund may invest in debt securities rated below BBB by Standard & Poor’s or Fitch, Inc. or Baa by Moody’s Investor Service, Inc., which are considered speculative in nature and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than higher rated fixed income securities.~~

•
Liquidity Risk.  Underlying securities in which the Fund may invest may be subject to liquidity risk.  ~~To the extent any such securities are unable to satisfy obligations to the Fund~~Liquidity risk is the risk that an investment may not be able to be sold at the prevailing market prices in a timely manner.  To the extent any of the Fund’s investments become subject to liquidity risk, the Fund’s performance may fluctuate as a result.

•
Derivative Instruments Risk.  Investing in derivative instruments such as future contracts, option contracts, and options on future contracts involve risks that include the imperfect correlation between the value of the derivative instrument and the underlying assets, the risk of default by the other party to the derivative instrument, the risk of losses that exceed the Fund’s investment, and the risk that an investment may not be liquid.

~~•~~
~~Special Risks of “Alternative Investments.”  The Fund may invest in a variety of bonds and “alternative investments.”  Alternative investments include, among other things, registered and unregistered investment companies and pooled investment vehicles such as private equity funds, hedge funds, real estate funds, and venture capital funds (collectively, “Portfolio Funds”). Any such investment in Portfolio Funds will be subject to the Fund’s investment limitations and certain conditions and limitations under the Investment Company Act of 1940, as amended (“1940 Act”).  These alternative investments generally are more speculative and involve a significantly higher degree of risk than investments in public equity securities.  The risks inherent in a fund of funds structure resulting from an investment in the Portfolio Funds include, among others, (i) multiple layers of fees that would be indirectly paid by the Fund, (ii) the speculative nature of the underlying investments held by the Portfolio Funds, (iii) a lack of transparency, disclosure, and information about the Portfolio Funds and their investment managers and the underlying investments held by Portfolio Funds, (iv) non-diversification and illiquidity of the underlying investments held by the Portfolio Funds, (v) the use of leverage (or borrowing) by Portfolio Funds to make underlying portfolio investments, (vi) complete dependence on the investment managers of Portfolio Funds to generate returns in the Portfolio Funds, and (vii) the inability of the Advisor to independently evaluate and verify valuations of both the Fund’s investment in Portfolio Funds and the underlying portfolio securities held by the Portfolio Funds.~~

•
Real Estate Securities Risk.  To the extent the Fund invests in companies that invest in real estate, such as real estate investment trusts (REITs), the Fund may be subject to risks associated with the real estate market as a whole such as taxation, regulations, and economic and political factors that negatively impact the real estate market.

An investment in the Fund may lose value and is not guaranteed or insured by a bank, the Federal Deposit Insurance Corporation, or any other government agency.

Performance Information.  The bar chart and table shown below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual total returns compare to those of two broad-based securities market indexes.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Updated information on the Fund’s results can be obtained by visiting http://secure.ncfunds.com/TNC/fundpages/150.htm.

~~2006 -      7.43%~~
~~2007-     -2.42%~~
~~2008 -   -27.72%~~
~~2009 -~~

During the period shown in the bar chart above, the highest return for a calendar quarter was 4.39% (quarter ended June 30, 2007) and the lowest return for a calendar quarter was ~~(~~-14.25~~)~~% (quarter ended December 31, 2008).

	Past 1 Year	Since Inception On 11/7/05
Giordano Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	____% ____% ____%	____% ____% ____%
Russell 1000 Value Index	____%	____%
S&P 500 Total Return Index	____%	____%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as an individual retirement account (IRA) or 401(k) plan.

Management.  Giordano Asset Management, LLC is the Fund’s investment advisor.

Portfolio Manager.  Joseph A. Giordano is the Fund’s portfolio manager and General Manager and President of Giordano Asset Management, LLC.  He has served as the portfolio manager since the Fund commenced operations on November 7, 2005.

Purchase and Sale of Fund Shares.  ~~You can purchase Fund shares directly from the Fund by mail or bank wire.~~  The minimum initial investment is $2,500 ($50 under an automatic investment plan) and the minimum additional investment is $250 ($50 under an automatic investment plan)~~, although the minimums may be waived or reduced in some cases~~.  You can redeem Fund shares directly from the Fund by mail, facsimile, telephone, and bank wire.

Transaction orders by mail should be sent to the Giordano Fund, c/o Nottingham Shareholder Services, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.  Redemption orders by facsimile should be transmitted to 252-972-1908.  Please call the Fund at 1-800-773-3863 to conduct telephone transactions or to receive wire instructions for bank wire orders.  The Fund has also authorized certain broker-dealers to accept purchase and redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.

Tax Information.  The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.  ~~Distributions on investments made through tax deferred vehicles, such as 401(k) plans or IRAs, may be taxed later upon withdrawal of assets from those accounts.~~

Payments to Broker-Dealers and Other Financial ~~Intermediary Compensation~~Intermediaries.  If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

THE FUND

INVESTMENT OBJECTIVE

The Fund seeks maximum total return using a long-term capital appreciation approach as well as current income.  The Fund’s investment objective may be changed without shareholder approval.  In the event the Fund’s Board of Trustees determines to change the Fund’s investment objective, shareholders will be provided with at least sixty (60) days’ notice.  The Fund is a diversified, open-end fund series of the Trust.

PRINCIPAL INVESTMENT STRATEGIES

Overview.  In seeking to achieve its investment objective, the Fund generally invests at least 80% of its assets in ~~income oriented~~ equity securities of companies ~~which are members of the Standard & Poor’s 500 Index (large cap), Standard & Poor’s MidCap 400 Index, or the Standard & Poor’s SmallCap 600 Index (each a “S&P Index” and collectively, “S&P Indices”) and~~(1) that have a strong history of paying dividends or that the Advisor determines have a strong likelihood of paying dividends in the future, and (2) that are members of the S&P Indices.  The Fund may invest up to 20% of its assets in ~~other investments including but not limited to bonds, options, exchange-traded funds, and venture capital funds which the Fund’s investment advisor, Giordano Asset Management, LLC (“Advisor”)~~the following types of securities that the Advisor believes can generate above average capital appreciation and income relative to their risks: corporate, government, and government agency bonds; covered-call options; and index based exchange-traded funds.

Investments in S&P Indices Companies.  The Advisor monitors the 1,500 stocks comprising the S&P Indices for potential inclusion in the Fund’s portfolio of investments.  The Advisor will calculate and monitor the average dividend yield of each of the S&P Indices.  For a particular stock to be considered for purchase by the Fund, its dividend yield must be equal to or greater than the average dividend yield of the S&P Index of which it is a member.  The Advisor then considers for possible inclusion of a company’s stock in the Fund’s portfolio other factors that it feels are favorable and distinguishing.  These factors may include:

•	increasing/improving earnings prospects,
•	companies that are undervalued versus their peers but with predictable track records,
•	out of favor companies with turnaround prospects,
•	companies with a history of dividend increases,
•	stock price momentum,
•	low standard deviation,
•	low relative value, and
•	liquidity factors.

The Advisor anticipates that if it determines that the dividend yield of a particular stock held by the Fund falls below its respective S&P Index’s average dividend yield, the Fund will sell the security within six months of such determination unless the stock’s dividend yield increases above its respective S&P Index average.  The Advisor may also sell the security if ~~it believes it is no longer favorable to hold the security~~, in the Advisor’s assessment, it believes that the prospects for capital appreciation and income generation have diminished since the security was acquired.  The Advisor expects that the Fund will generally hold securities of at least 20 companies at any given time.

Other Investments.  The Fund may ~~also~~ invest in ~~illiquid or special situation~~other investments that the Advisor believes will generate above average capital appreciation and current income.  These investments may include ~~private equity funds, venture capital funds,~~ real estate ~~funds, hedge funds~~investment trusts, preferred stock in mid-cap and large-cap publicly traded companies that may or may not be included in one of the S&P Indices, and investment and non-investment grade bonds including senior subordinated unsecured corporate bonds.  The Fund will attempt to seek guarantees of payment, through contractual commitments, of dividends, interest, and principal, as applicable, but this may not be possible in all instances.  The Fund may also invest in covered call options to increase income and purchase index based exchange-traded funds (ETFs) representing ~~the~~an S&P ~~Indices~~Index.  The Fund may also invest in equity securities of foreign companies through American Depository Receipts (ADRs).

PRINCIPAL RISKS OF INVESTING IN THE FUND

An investment in the Fund is subject to investment risks, including the possible loss of some or the entire principal amount invested. The loss of money is a risk of investing in the Fund.  There can be no assurance that the Fund will be successful in meeting its investment objective.  The Advisor’s ability to choose suitable investments has a significant impact on the ability of the Fund to achieve its investment objective. Generally, the Fund will be subject to the following additional risks:

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Market Risk.  Market risk refers to the possibility that the value of equity securities in the Fund’s portfolio may decline due to daily fluctuations in the securities markets.  Stock prices change daily as a result of many factors, including developments affecting the condition of both individual companies and the market in general.  The price of a stock may even be affected by factors unrelated to the value or condition of its issuer, such as changes in interest rates, national and international economic and/or political conditions and general equity market conditions.  In a declining stock market, prices for all companies (including those in the Fund’s portfolio) may decline regardless of their long-term prospects.  The Fund’s performance per share will change daily in response to such factors.

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Management Style Risk.  Different types of securities  tend to shift into and out of favor with stock market investors depending on market and economic conditions.  The returns from the types of stocks purchased by the Fund (large-cap, mid-cap, growth, value, etc.) may at times be better or worse than the returns from other types of stocks.  Each type of stock tends to go through cycles of performing better or worse than the stock market in general.  The performance of the Fund may thus be better or worse than the performance of stock funds that focus on other types of stocks, or that have a broader investment style.

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Small-cap and Mid-cap Companies Risk.  Investing in the securities of small-cap and mid-cap companies generally involves greater risk than investing in larger, more established companies.  This greater risk is, in part, attributable to the fact that the securities of these companies usually have more limited marketability and, therefore, may be more volatile and less liquid than securities of larger, more established companies or the market averages in general.  Because these companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices.  Another risk factor is that these companies often have limited product lines, markets, or financial resources and may lack management depth.  Additionally, these companies are typically subject to greater changes in earnings and business prospects than are larger, more established companies.  These companies may not be well-known to the investing public, may not be followed by the financial press or industry analysts, and may not have institutional ownership.  These factors affect the Advisor’s access to information about the companies and the stability of the markets for the companies’ securities.  These companies may be more vulnerable than larger companies to adverse business or economic developments; the risk exists that the companies will not succeed; and the prices of the companies’ shares could dramatically decline in value.  Therefore, an investment in the Fund may involve a substantially greater degree of risk than an investment in other mutual funds that seek capital growth by investing in more established, larger companies.

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Credit Risk.  Credit risk is the risk that the issuer or guarantor of a debt security (such as a debenture or a secured corporate bond) or counterparty to the Fund’s transactions will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations.  If the issuer, guarantor, or counterparty fails to pay interest, the Fund’s income may be reduced.  If the issuer, guarantor, or counterparty fails to repay principal, the value of that security and of the Fund’s shares may be reduced.  The Fund may be subject to credit risk to the extent that it invests in debt securities or engages in transactions, such as securities loans, which involve a promise by a third party to honor an obligation to the Fund.  Credit risk is particularly significant to the Fund when investing a portion of its assets in “junk bonds” or lower than investment-grade securities.

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Interest Rate Risk.  The price of a bond, debenture, or fixed income security is dependent upon interest rates.  When interest rates increase, the value of securities holdings of the Fund that are subject to the risk will go down.  Therefore, the share price and total return of the Fund, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates.  A rise in interest rates causes the value of a bond to decrease, and vice versa.  There is the possibility that the value of the Fund’s investment in bonds or fixed income securities may fall because bonds or fixed income securities generally fall in value when interest rates rise. The longer the term of a bond or fixed income instrument, the more sensitive it will be to fluctuations in value from interest rate changes. Changes in interest rates may have a significant effect on the Fund’s net asset value if the Fund is then holding a significant portion of its assets in fixed income securities with long-term maturities.

In the case of mortgage-backed securities, rising interest rates tend to extend the term to maturity of the securities, making them even more susceptible to interest rate changes.  When interest rates drop, not only can the value of fixed income securities drop, but also the yield can drop, particularly where the yield is tied to changes in interest rates, such as adjustable mortgages.  Also, when interest rates drop, the holdings of mortgage-backed securities by the Fund can reduce returns if the owners of the underlying mortgages pay off their mortgages sooner than expected since the amount prepaid by those owners must be reinvested at the then lower prevailing rates.  This is known as prepayment risk.  When interest rates rise, the holdings of mortgage-backed securities by the Fund can reduce returns if the owners of the underlying mortgages pay off their mortgages later than anticipated.  This is known as extension risk.

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Maturity Risk.  Maturity risk is another factor that can affect the value of the Fund’s debt holdings.  The Fund does not have a limitation policy regarding the length of maturity of its debt holdings.  In general, the longer the maturity of a debt obligation, the higher its yield and the greater its sensitivity to changes in interest rates.  Conversely, the shorter the maturity, the lower the yield, but the greater the price stability.

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Preferred Securities Risk.  There are special risks associated with investing in preferred stock, including deferral or nonpayment of distributions, subordination to bonds and other debt securities in a company's capital structure, limited liquidity, limited voting rights, and special redemption rights.

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Investment-Grade Securities Risk.  Debt securities are rated by national bond rating agencies.  Securities rated BBB by Standard & Poor’s (“S&P”) or Fitch, Inc. (“Fitch”) or Baa by Moody’s or higher are considered investment-grade securities.  The Fund may invest in various rated investment-grade securities, including securities rated BBB by S&P or Fitch or Baa by Moody’s.  While these rated securities are considered investment-grade, they are somewhat riskier than more highly rated investment-grade obligations (those rated A or better by S&P or Fitch and Aa or better by Moody’s) because they are regarded as having only an adequate capacity to pay principal and interest, are considered to lack outstanding investment characteristics, and may be speculative.  Such investment-grade securities will be subject to higher credit risk and may be subject to greater fluctuations in value than higher-rated securities.

·	Senior Subordinated Unsecured Corporate Bonds Risk. There are special risks associated with investing in senior subordinated unsecured corporate bonds. Senior subordinated unsecured corporate bonds, while senior in right of payment and distribution priority to certain creditors, are nevertheless still subordinated in right of payment and distribution priority to other creditors that hold more senior debt instruments or debt instruments that are secured by a lien or specific assets. Senior subordinated unsecured, corporate bonds are not secured by any such liens.  As a result of being unsecured and subordinated in lien priority, if the corporate issuer of the bond goes into default, bankruptcy, reorganization, or liquidation, the Fund’s investment in the subordinated bonds is subject to the risk of nonpayment or complete loss of the investment.

~~•~~
~~Junk Bonds or Lower-rated Securities Risk.  Debt securities rated below BBB by S&P or Fitch and Baa by Moody’s are considered speculative in nature and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than higher rated fixed income securities.  They are usually issued by companies without long track records of sales and earnings or by companies with questionable credit strength.  These fixed income securities are considered “below investment-grade.”  The retail secondary market for these “junk bonds” may be less liquid than that of higher-rated securities and adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating the Fund’s net asset value.  These risks can reduce the Fund’s share prices and the income it earns.~~

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Liquidity Risk.  Underlying securities in which the Fund may invest may be subject to liquidity risk.  ~~To the extent any such securities are unable to satisfy obligations to the Fund~~Liquidity risk is the risk that an investment may not be able to be sold at the prevailing market prices in a timely manner.  To the extent any of the Fund’s investments become subject to liquidity risk, the Fund’s performance may fluctuate as a result.

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Derivative Instruments Risk.  Derivative instruments such as future contracts, option contracts, and options on future contracts are generally investments whose value depends on (or is derived from) the value of the underlying assets, interest rate, or index.  Derivative instruments involve risks different from those involving direct investments in the underlying securities including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid.

~~•~~
~~Special Risks of “Alternative Investments.”  The Fund may invest in a variety of bonds and “alternative investments.”  Alternative investments include, among other things, registered and unregistered investment companies and pooled investment vehicles such as private equity funds, hedge funds, real estate funds, and venture capital funds (collectively, “Portfolio Funds”). Any such investment in Portfolio Funds will be subject to the Fund’s investment limitations and certain conditions and limitations under the Investment Company Act of 1940, as amended (“1940 Act”).  These alternative investments generally are more speculative and involve a significantly higher degree of risk than investments in public equity securities.  The risks inherent in a fund of funds structure resulting from an investment in the Portfolio Funds include, among others, (i) multiple layers~~

~~of fees that would be indirectly paid by the Fund, (ii) the speculative nature of the underlying investments held by the Portfolio Funds, (iii) a lack of transparency, disclosure, and information about the Portfolio Funds and their investment managers and the underlying investments held by Portfolio Funds, (iv) non-diversification and illiquidity of the underlying investments held by the Portfolio Funds, (v) the use of leverage (or borrowing) by Portfolio Funds to make underlying portfolio investments, (vi) complete dependence on the investment managers of Portfolio Funds to generate returns in the Portfolio Funds, and (vii) the inability of the Advisor to independently evaluate and verify valuations of both the Fund’s investment in Portfolio Funds and the underlying portfolio securities held by the Portfolio Funds.~~

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Real Estate Securities Risk.  To the extent the Fund invests in companies that invest in real estate, such as real estate investment trusts (“REITs”) or Portfolio Funds, the Fund may be subject to risks associated with the real estate market as a whole such as taxation, regulations, and economic and political factors that negatively impact the real estate market.

 ADDITIONAL INVESTMENT INFORMATION

Other Investment Policies and Risks.  An investment in the Fund should not be considered a complete investment program.  Where a Fund is an appropriate investment for an investor will depend largely on his/her financial resources and individual investment goals and objectives.  Investors who engage in short-term trading and/or other speculative strategies and styles will not find the Fund to be an appropriate investment vehicle if they want to invest in the Fund for a short period of time.

Temporary Defensive Positions.  While the Fund’s primary focus is investment in equity securities of members of the S&P Indices and other income producing securities, the Fund has flexibility to invest in other types of securities when the Advisor believes they offer more attractive opportunities or as a temporary defensive measure in response to adverse market, economic, political, or other conditions, or to meet liquidity, redemption, and short-term investing needs.  The Fund may from time to time determine that market conditions warrant investing in investment-grade bonds, U.S. government securities, repurchase agreements, money market instruments, and to the extent permitted by applicable law and the Fund’s investment restrictions, shares of other investment companies.  Under such circumstances, the Advisor may invest up to 100% of the Fund’s assets in these investments.  To the extent that the Fund invests in money market funds or other investment companies, shareholders of the Fund would indirectly pay both the Fund’s expenses and the expenses relating to those other investment companies with respect to the Fund’s assets invested in such investment companies.  To the extent the Fund is invested in short-term investments, it will not be pursuing and may not achieve its investment objective.  Under normal circumstances, however, the Fund may also hold U.S. government securities, repurchase agreements, money market instruments, and/or shares of other investment companies for various reasons including to provide for funds awaiting investment, accumulate cash for anticipated purchases of portfolio securities, allow for shareholder redemptions, and provide for the payment of the Fund’s operating expenses.  The Fund may also invest selectively in illiquid securities as deemed appropriate by the Advisor.

Disclosure of Portfolio Holdings. The Fund may, from time to time, make available portfolio holdings information at the following website, www.ncfunds.com, including lists of the ten largest holdings and the complete portfolio holdings as of the end of each calendar month.  To reach this information, select the link “Fund Search” found in the top right-hand corner of the home page.  Search for the Fund using key words such as “Giordano.”  On the following page, select the link for “Giordano Fund.”  Under the section entitled “Portfolio Holdings,” there will be a link entitled “Click To View.”  This information is generally posted to the website within ten days of the end of each calendar month and remains available until new information for the next calendar month is posted.  Additional descriptions of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are available in the Fund’s Statement of Additional Information (“SAI”).

MANAGEMENT OF THE FUND

INVESTMENT ADVISOR

The Fund’s investment advisor is Giordano Asset Management, LLC, a Maryland limited liability company, whose address is 2530 Riva Road, Suite 312, Annapolis, Maryland  21401.  The Advisor serves in this capacity pursuant to an investment advisory contract with the Trust on behalf of the Fund.  Subject to the authority of the Board of Trustees of the Trust (“Trustees”), the Advisor provides guidance and policy direction in connection with its daily management of the Fund’s assets.  The Advisor is also responsible for the selection of broker-dealers for executing portfolio transactions, subject to the brokerage policies established by the Trustees, and the provision of certain executive personnel to the Fund.

The Advisor was organized on May 17, 2005, is controlled through ownership by Joseph A. Giordano, and was formed solely for the purpose of managing the Fund.  Mr. Giordano is the General Manager and President of the Advisor and has served in that capacity since founding the Advisor in 2005.  In addition, Mr. Giordano serves as a member of the Board of Trustees that oversees the management and administration of the Fund and has served as the portfolio manager for the Fund since its inception.  Mr. Giordano has worked in the investment management business for over 20 years. Prior to founding the Advisor to the present, Mr. Giordano has served and continues to serve as the President of Harbor Discount Investment Corp., Branch/OSJ Manager for Capital Investment Group, Inc. (also the Fund’s distributor), Vice-President of Harbor Investment Counsel, and Treasurer of Giordano

Holding Corporation.  He also currently serves as Managing Member of Harbor Investment Solutions LLC.  The Fund’s SAI provides additional information about the portfolio manager’s compensation, other assets managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Fund.

Advisor’s Compensation.  As full compensation for the investment advisory services provided to the Fund, the Advisor receives a monthly fee at the annual rate of 1.00% of the average daily net assets of the Fund below $75 million, 0.75% on assets between $75 million and below $125 million, 0.70% on assets between $125 million and below $200 million, and 0.65% on assets over $200 million.  For the most recent fiscal year ended September 30, 2009 the Advisor voluntarily waived all of its fees in the amount of [TO BE DETERMINED].  A discussion regarding the basis for the Trustees’ approval of the investment advisory agreement between the Trust and Advisor is available in the Fund’s semi-annual shareholder report for the period ended March 31, 2009 and, when available, in the semi-annual shareholder report for the period ended March 31, 2010.  You may obtain a copy of the semi-annual shareholder report, free of charge, upon request to the Fund.

Socially Responsible Philosophy.  The Advisor believes that long-term rewards to society are partially a result of enterprises that exhibit social awareness and responsibility.  In accordance with this philosophy, the Advisor intends to take a proactive role to make a tangible positive contribution to society and that of future generations by donating 10% of its net management fees received from the Fund on Fund net assets above $15 million to qualifying charities.  The Advisor reserves the right to modify the terms of these contributions from time to time as it deems necessary in its sole discretion without any notice to the Fund or its shareholders.

Brokerage Practices.  In selecting brokers and dealers to execute portfolio transactions, the Advisor may consider research and brokerage services furnished to the Advisor or its affiliates.  The Advisor may not consider sales of shares of the Fund as a factor in the selection of brokers and dealers, but may place portfolio transactions with brokers and dealers that promote or sell the Fund’s shares so long as such transactions are done in accordance with the policies and procedures established by the Trustees that are designed to ensure that the selection is based on the quality of execution and not on sales efforts.  When placing portfolio transactions with a broker or dealer, the Advisor may aggregate securities to be sold or purchased for the Fund with those to be sold or purchased for other advisory accounts managed by the Advisor.  In aggregating such securities, the Advisor will average the transaction as to price and will allocate available investments in a manner which the Advisor believes to be fair and reasonable to the Fund and such other advisory accounts.  An aggregated order will generally be allocated on a pro rata basis among all participating accounts, based on the relative dollar values of the participating accounts, or using any other method deemed to be fair to the participating accounts, with any exceptions to such methods involving the Trust being reported to the Trustees.

Payments to Financial Intermediaries.  The Advisor may make cash payments to financial intermediaries in connection with the promotion and sale of shares of the Fund.  Cash payments may include cash revenue sharing payments and other payments for certain administrative services, transaction processing services and certain other marketing support services.  The Advisor may make these payments from its own resources.  In this context, the term “financial intermediaries” includes any broker, dealer, bank (including bank trust departments), registered investment advisor, financial planner, retirement plan administrator and any other financial intermediary having a selling, administration or similar agreement with the Advisor.

The Advisor may make revenue sharing payments as incentives to certain financial intermediaries to promote and sell shares of the Fund.  The benefits that the Advisor receives when these payments are made include, among other things, placing the Fund on the financial intermediaries’ funds sales system, possibly placing the Fund on the financial intermediary’s preferred or recommended fund list, and access (in some cases on a preferential basis over other competitors) to individual members of the financial intermediary’s sales force or to the financial intermediary’s management.  Revenue sharing payments are sometimes referred to as “shelf space” payments because the payments compensate the financial intermediary for including the Funds in its fund sales system (on its “sales shelf”).  The Advisor compensates financial intermediaries differently depending typically on the level and/or type of considerations provided by the financial intermediary.  The revenue sharing payments that the Advisor makes may be calculated on the average daily net assets of the applicable funds attributable to that particular financial intermediary (Asset-Based Payments).  Asset-Based Payments primarily create incentives to retain previously sold shares of the Fund in investor accounts.  The revenue sharing payments the Advisor may make may be also calculated on sales of new shares in the Fund attributable to a particular financial intermediary (Sales-Based Payments).  Sales-Based Payments may create incentives for the financial intermediary to, among other things, sell more shares of a particular fund or to switch investments between funds frequently.

The Advisor also may make other payments to certain financial intermediaries for processing certain transactions or account maintenance activities (such as processing purchases, redemptions or exchanges or producing customer account statements) or for providing certain other marketing support services (such as financial assistance for conferences, seminars or sales or training programs at which the Advisor’s personnel may make presentations on the Fund to the financial intermediary’s sales force). Financial intermediaries may earn profits on these payments for these services, since the amount of the payment may exceed the cost of providing the service.  Certain of these payments are subject to limitations under applicable law.

The Advisor is motivated to make the payments described above since they promote the sale of Fund shares and the retention of those investments by clients of financial intermediaries.  Although it is expected that an increase in the Fund’s assets would benefit shareholders by reducing the expense ratios, there can be no assurance that such benefit will be realized.  To the extent financial intermediaries sell more shares of the Fund or retain shares of the Fund in their clients’ accounts, the Advisor benefits from the incremental management fees paid to the Advisor by the Fund with respect to those assets.  In certain cases, these payments could be significant to the financial intermediary.  Your financial intermediary may charge you additional fees or commissions other than those disclosed in this prospectus.  You can ask your financial intermediary about any payments it receives from the Advisor or the Fund, as well as about fees and/or commissions it charges.

BOARD OF TRUSTEES

The Fund is a series of the Trust, an open-end management investment company organized as a Delaware statutory trust on June 13, 2005.  The Trustees supervise the operations of the Fund according to applicable state and federal law, and are responsible for the overall management of the Fund’s business affairs.

ADMINISTRATOR

The Nottingham Company (“Administrator”) assists the Trust in the performance of its administrative responsibilities to the Fund, coordinates the services of each vendor of the Fund, and provides the Fund with certain administrative, fund accounting, and compliance services.  In addition, the Administrator makes available the office space, equipment, personnel, and facilities required to provide these services to the Fund.

TRANSFER AGENT

Nottingham Shareholder Services, LLC (“Transfer Agent”) serves as the transfer agent and dividend-disbursing agent of the Fund.  As indicated later in this prospectus under the caption “Investing in the Fund,” the Transfer Agent handles your orders to purchase and redeem shares of the Fund and disburses dividends paid by the Fund.

DISTRIBUTOR

Capital Investment Group, Inc. (“Distributor”) is the principal underwriter and distributor of the Fund’s shares and serves as the Fund’s exclusive agent for the distribution of the Fund’s shares.  The Distributor may sell the Fund’s shares to or through qualified securities dealers or other approved entities.

The Fund has adopted a plan of distribution in accordance with Rule 12b-1 under the 1940 Act (“Distribution Plan”).  Pursuant to the Distribution Plan, the Fund compensates the Distributor for services rendered and expenses borne in connection with activities primarily intended to result in the sale of the Fund’s shares (this compensation is commonly referred to as “12b-1 fees”).  The Distribution Plan provides that the Fund will pay the annual rate of up to 0.25% of the average daily net assets of the Fund for activities primarily intended to result in the sale of the Fund’s shares.  These activities include, among others, reimbursement to entities for providing distribution and shareholder servicing with respect to the Fund’s shares.  Because the 12b-1 fees are paid out of the Fund’s assets on an on-going basis, these fees, over time, will increase the cost of your investment and may cost you more than paying other types of sales charges.  For the most recent fiscal year ended September 30, 2009 the Distributor voluntarily waived all of the 12b-1 fees in the amount of [TO BE DETERMINED].

ADDITIONAL INFORMATION ON EXPENSES

Other Expenses.  In addition to the 12b-1 and investment advisory fees, the Fund pays all expenses not assumed by the Fund’s Advisor, including, without limitation, the following: fees and expenses of its independent registered public accounting firm and of its legal counsel; costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information, and supplements thereto; costs of printing registration statements; bank transaction charges and custodian’s fees; any proxy solicitors’ fees and expenses; filing fees; any federal, state, or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees’ liability insurance premiums; and any extraordinary expenses, such as indemnification payments, damages awarded in litigation, or payments as a result of settlement of legal claims.

Fee Waivers.  The Advisor voluntarily waived all of its fees from the Fund and the Distributor voluntarily waived all of the 12b-1 fees from the Fund during the fiscal year ended September 30, 2009.  As a result of these fee waivers, as a percentage of the average daily net assets of the Fund, the Fund’s net annual fund operating expenses as of September 30, 2009 were [TO BE DETERMINED].  There can be no assurance that these voluntary fee waivers will continue in the future.

INVESTING IN THE FUND

MINIMUM INVESTMENT

The Fund’s shares are sold and redeemed at net asset value (“NAV”).  Shares may be purchased by any account managed by the Advisor and any other institutional investor or any broker-dealer authorized to sell shares in the Fund.  The minimum initial investment is $2,500 ($50 under an automatic investment plan) and the minimum additional investment is $250 ($50 under an automatic investment plan).  The Fund may, in the Advisor’s sole discretion, accept certain accounts with less than the minimum investment.

PURCHASE AND REDEMPTION PRICE

Determining the Fund’s Net Asset Value.  The price at which you purchase or redeem shares is based on the next calculation of NAV after an order is received, subject to the order being accepted by the Fund in “good form.”  An order is considered to be in “good form” if it includes ~~a complete application and payment in full of the purchase amount~~all necessary information and documentation related to a purchase or redemption request.  The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets, less liabilities (including Fund expenses, which are accrued daily), by the total number of outstanding shares of the Fund.  The NAV per share of the Fund is normally determined at the time regular trading closes on the New York Stock Exchange (“NYSE”), currently 4:00 p.m. Eastern time, Monday through Friday, except when the NYSE closes earlier.  The Fund does not calculate NAV on business holidays when the NYSE is closed.

The pricing and valuation of portfolio securities is determined in good faith in accordance with procedures established by, and under the direction of, the Trustees.  In determining the value of the Fund’s total assets, portfolio securities are generally calculated at market value by quotations from the primary market in which they are traded.  Instruments with maturities of 60 days or less are valued at amortized cost, which approximates market value.  The Fund normally uses third party pricing services to obtain market quotations.  Securities and assets for which representative market quotations are not readily available or which cannot be accurately valued using the Fund’s normal pricing procedures are valued at fair value as determined in good faith under policies approved by the Trustees.  Fair value pricing may be used, for example, in situations where (i) a portfolio security, such as a small-cap stock or bond, is so thinly traded that there have been no transactions for that security over an extended period of time or the validity of a market quotation received is questionable; (ii) the exchange on which the portfolio security is principally traded closes early; or (iii) trading of the particular portfolio security is halted during the day and does not resume prior to the Fund’s NAV calculation.  Pursuant to policies adopted by the Trustees, the Advisor consults with the Administrator on a regular basis regarding the need for fair value pricing.  The Advisor is responsible for notifying the Trustees (or the Trust’s Fair Value Committee) when it believes that fair value pricing is required for a particular security.  The Fund’s policies regarding fair value pricing are intended to result in a calculation of the Fund’s NAV that fairly reflects portfolio security values as of the time of pricing.  A portfolio security’s “fair value” price may differ from the price next available for that portfolio security using the Fund’s normal pricing procedures.  If such fair value price differs from the price that would have been determined using the Fund’s normal pricing procedures, a shareholder may receive more or less proceeds or shares from redemptions or purchases of Fund shares, respectively, than a shareholder would have otherwise received if the security were priced using the Fund’s normal pricing procedures.  The performance of the Fund may also be affected if a portfolio security’s fair value price were to differ from the security’s price using the Fund’s normal pricing procedures.  The Fund may also be unable to receive the portfolio security’s fair value if the Fund should sell the security.  To the extent the Fund invests in other open-end investment companies that are registered under the 1940 Act, the Fund’s NAV calculations are based upon the NAV reported by such registered open-end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.  The Trustees monitor and evaluate the Fund’s use of fair value pricing, and periodically review the results of any fair valuation under the Fund’s policies.

Other Matters.  Purchases and redemptions of shares of the same class by the same shareholder on the same day will be netted for the Fund.

PURCHASING OR REDEEMING SHARES
THROUGH A FINANCIAL INTERMEDIARY

You may purchase or redeem shares of the Fund through an authorized financial intermediary (such as a financial planner or advisor).  To purchase or redeem shares at the NAV of any given day, your financial intermediary must receive your order before the close of trading on the NYSE that day.  Your financial intermediary is responsible for transmitting all purchase and redemption requests, investment information, documentation, and money to the Fund on time.  Your financial intermediary may charge additional transaction fees for its services.

Certain financial intermediaries may have agreements with the Fund that allow them to enter confirmed purchase or redemption orders on behalf of clients and customers.  Under this arrangement, the financial intermediary must send your payment to the Fund by the time the Fund prices its shares on the following business day.

The Fund is not responsible for ensuring that a financial intermediary carries out its obligations.  You should look to the financial intermediary through whom you wish to invest for specific instructions on how to purchase or redeem shares of the Fund.

PURCHASING SHARES

You can make purchases of Fund shares directly from the Fund by mail or bank wire.  The Fund has also authorized one or more brokers to accept purchase ~~and redemption~~ orders on its behalf and such brokers are authorized to designate intermediaries to accept orders on behalf of the Fund.  Such orders will be deemed to have been received by the Fund when an authorized broker or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good form.  The order will be priced at the next calculation of the Fund’s NAV after the authorized broker or broker-authorized designee receives the order.  Investors may also be charged a fee by a broker or agent if shares are purchased through a broker or agent.

The Fund reserves the right to (i) refuse to accept any request to purchase shares of the Fund for any reason and (ii) suspend its offering of shares at any time.

Regular Mail Orders.  Payment for shares by mail must be made by check from a U.S. financial institution and payable in U.S. dollars.  Cash, money orders, and traveler’s checks will not be accepted by the Fund.  If checks are returned due to insufficient funds or other reasons, the purchase will be canceled.  The prospective investor will also be responsible for any losses or expenses incurred by the Fund, Administrator, or Transfer Agent.  The Fund will charge a $35 fee and may redeem shares of the Fund already owned by the purchaser or another identically registered account to recover any such losses.  For regular mail orders, please complete a Fund Shares Application and mail it, along with your check made payable to the Fund, to:

Giordano Fund
c/o Nottingham Shareholder Services
116 South Franklin Street
Post Office Box 4365
Rocky Mount, North Carolina 27803-0365

The application must contain your Social Security Number (“SSN”) or Taxpayer Identification Number (“TIN”).  If you have applied for a SSN or TIN prior to completing your account application but you have not received your number, please indicate this on the application and include a copy of your application form for a SSN or TIN.  Taxes are not withheld from distributions to U.S. investors if certain IRS requirements regarding the SSN and TIN are met and we have not been notified by the IRS that the particular U.S. investor is subject to back-up withholding.

By sending your check to the Fund, please be aware that you are authorizing the Fund to make a one-time electronic debit from your account at the financial institution indicated on your check.  Your bank account will be debited as early as the same day the Fund receives your payment in the amount of your check.  Your original check will be destroyed once processed, and you will not receive your cancelled check back.  If the Fund cannot post the transaction electronically, you authorize the Fund to present an image copy of your check for payment.

Bank Wire Purchases.  Purchases may also be made through bank wire orders.  To establish a new account or add to an existing account by wire, please call the Fund at 1-800-773-3863 for wire instructions and to advise the Fund of the investment, dollar amount, and account identification number.

Additional Investments.  You may also add to your account by mail or wire at any time by purchasing shares at the then current public offering price.  The minimum additional investment is $250.  Before adding funds by bank wire, please call the Fund at 1-800-773-3863 for wire instructions to advise the Fund of the investment, dollar amount, and account identification number.  Mail orders should include, if possible, the “Invest by Mail” stub that is attached to your confirmation statement.  Otherwise, please identify your account in a letter accompanying your purchase payment.

Purchases In Kind.  The Advisor does not plan to allow purchases in kind, but under exceptional circumstances the Advisor may allow the purchase of shares of the Fund with securities that are eligible for purchase by the Fund (consistent with the Fund’s investment restrictions, policies, and goals) and that have a value that is readily ascertainable in accordance with the Fund’s valuation policies.  To ascertain whether your securities will qualify to be accepted as a purchase in kind for the Fund, please contact the Advisor at 1-800-773-3863.  If accepted, the securities will be valued using the same criteria and methods for valuing securities to compute the Fund’s NAV.

Automatic Investment Plan.  The automatic investment plan enables shareholders to make regular monthly or quarterly investments in shares through automatic charges to their checking account.  With shareholder authorization and bank approval, the Fund will automatically charge the shareholder’s checking account for the amount specified ($50 minimum), which will be automatically invested in shares at the public offering price on or about the 21st day of the month.  The shareholder may change the amount of the investment or discontinue the plan at any time by writing the Fund.

Exchange Feature.  At this time the Trust has only issued one series of shares, which are the shares of the Fund.  In the future, if the Trust issues another series of shares, you may exchange shares of the Fund for shares of any other series of the Trust advised by the Advisor, if any, and offered for sale in the state in which you reside.  Shares may be exchanged for shares of other series of the Trust at the NAV.  Prior to making an investment decision or giving us your instructions to exchange shares, please read the prospectus for the series in which you wish to invest.

The Trustees reserve the right to suspend, terminate, or amend the terms of the exchange privilege upon prior written notice to shareholders of the Fund.

Stock Certificates.  The Fund normally does not issue stock certificates.  Evidence of ownership of shares is provided through entry in the Fund’s share registry.  Investors receive periodic account statements (and, where applicable, purchase confirmations) that will show the number of shares owned.

Important Information about Procedures for Opening a New Account.  Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act of 2001), the Fund is required to obtain, verify, and record information to enable the Fund to form a reasonable belief as to the identity of each customer who opens an account.  Consequently, when an investor opens an account, the Fund will ask for, among other things, the investor’s name, street address, date of birth (for an individual), SSN or other tax identification number (or proof that the investor has filed for such a number), and other information that will allow the Fund to identify the investor.  The Fund may also ask to see the investor’s driver’s license or other identifying documents.  An investor’s account application will not be considered “complete” and, therefore, an account will not be opened and the investor’s money will not be invested until the Fund receives this required information.  In addition, if after opening the investor’s account the Fund is unable to verify the investor’s identity after reasonable efforts, as determined by the Fund in its sole discretion, the Fund may (i) restrict redemptions and further investments until the investor’s identity is verified; and (ii) close the investor’s account without notice and return the investor’s redemption proceeds to the investor.  If the Fund closes an investor’s account because the Fund was unable to verify the investor’s identity, the Fund will value the account in accordance with the Fund’s next NAV calculated after the investor’s account is closed.  In that case, the investor’s redemption proceeds may be worth more or less than the investor’s original investment.  The Fund will not be responsible for any losses incurred due to the Fund’s inability to verify the identity of any investor opening an account.

REDEEMING YOUR SHARES

Regular Mail Redemptions.  Regular mail redemption requests should be addressed to:

Giordano Fund
c/o Nottingham Shareholder Services
116 South Franklin Street
Post Office Box 4365
Rocky Mount, North Carolina 27803-0365

Regular mail redemption requests should include the following:

(1)
Your letter of instruction specifying the Fund, account number, and number of shares (or the dollar amount) to be redeemed.  This request must be signed by all registered shareholders in the exact names in which they are registered;

(2)	Any required signature guarantees (see under the “Signature Guarantees” heading); and
(3)	Other supporting legal documents, if required in the case of estates, trusts, guardianships, custodianships, corporations, partnerships, pension or profit sharing plans, and other entities.

Your redemption proceeds normally will be sent to you within seven days after receipt of your redemption request~~.  The~~ by the Fund’s transfer agent.  If you redeem shares recently purchased by check or ACH, the Fund may delay forwarding a redemption check ~~for recently purchased shares while~~until it determines whether the purchase payment will be honored.  Such delay (which may cause the redemption to be delayed beyond the seven days and up to ten days after such redemption requests is received) may be reduced or avoided if the purchase is made by certified check or wire transfer.  In all cases, the NAV next determined after receipt of the request for redemption will be used in processing the redemption request.

Telephone and Bank Wire Redemptions.  Unless you specifically decline the telephone transaction privileges on your account application, you may redeem shares of the Fund by telephone.  You may also redeem shares by bank wire under certain limited conditions.  The Fund will redeem shares in this manner when so requested by the shareholder only if the shareholder confirms redemption instructions in writing, using the instructions above.

The Fund may rely upon confirmation of redemption requests transmitted via facsimile at 252-972-1908.  The confirmation instructions must include the following:

(1)      Name of Fund;
(2)      Shareholder(s) name and account number;
(3)      Number of shares or dollar amount to be redeemed;
(4)      Instructions for transmittal of redemption proceeds to the shareholder; and
(5)      Shareholder signature(s) as it/they appear on the application on file with the Fund.

Redemption proceeds will not be distributed until written confirmation of the redemption request is received, per the instructions above.  You can choose to have redemption proceeds mailed to you at your address of record, your financial institution, or to any other authorized person, or you can have the proceeds sent by wire transfer to your financial institution

($5,000 minimum).  Redemption proceeds cannot be wired on days on which your financial institution is not open for business.  You can change your redemption instructions by filing a letter including your new redemption instructions with the Fund.  See the “Signature Guarantees” section below.

The Fund, in its discretion, may choose to pass through to redeeming shareholders any charges imposed by the custodian for wire redemptions.  If this cost is passed through to redeeming shareholders by the Fund, the charge will be deducted automatically from your account by redemption of shares in your account.  Your bank or brokerage firm may also impose a charge for processing the wire.  If wire transfer of funds is impossible or impractical, the redemption proceeds will be sent by regular mail to the designated account.

You may redeem shares, subject to the procedures outlined above, by calling the Fund at 1-800-773-3863.  Redemption proceeds will only be sent to the financial institution account or person named in your Fund Shares Application currently on file with the Fund.  Telephone redemption privileges authorize the Fund to act on telephone instructions from any person representing himself or herself to be the investor and reasonably believed by the Fund to be genuine.  The Fund will employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine.  The Fund will not be liable for any losses due to fraudulent or unauthorized instructions, nor for following telephone instructions provided the Fund follows reasonable procedures to ensure instructions are genuine.

Systematic Withdrawal Plan.  A shareholder who owns shares of the Fund valued at $25,000 or more at the current offering price may establish a Systematic Withdrawal Plan to receive a monthly or quarterly check in a stated amount (not less than $50).  Each month or quarter, as specified, the Fund will automatically redeem sufficient shares from your account to meet the specified withdrawal amount.  The shareholder may establish this service whether dividends and distributions are reinvested in shares of the Fund or paid in cash.  Call or write the Fund for an application form.

Transactions Through Financial Intermediaries.  The Fund has also authorized one or more brokers to accept redemption orders on its behalf and such brokers are authorized to designate intermediaries to accept orders on behalf of the Fund.  Such orders will be deemed to have been received by the Fund when an authorized broker or broker-authorized designee receives the order, subject to the order being accepted by the Fund in good form.  If you are investing indirectly in a Fund through a financial intermediary such as a broker-dealer, a bank (including a bank trust department), an insurance company separate account, an investment advisor, an administrator or trustee of a retirement plan or a qualified tuition plan or a sponsor of a fee-based program that maintains a master account (an omnibus account) with the Fund for trading on behalf of its customers, different guidelines, conditions and restrictions may apply than if you held your shares of the Fund directly. The financial intermediary through whom you are investing may also choose to impose a redemption fee that has different characteristics, which may be more or less restrictive, than the redemption fee currently imposed on certain Funds.  If the financial intermediary is managing your account, you may also be charged a transaction or other fee by such financial intermediary, including service fees for handling redemption transactions. Consult with your financial intermediary (or, in the case of a retirement plan, your plan sponsor) to determine what fees, guidelines, conditions and restrictions, including any of the above, may be applicable to you.

Minimum Account Size.  The Trustees reserve the right to redeem involuntarily any account having a NAV of less than $2,500 (due to redemptions, exchanges, or transfers, and not due to market action) upon 30-days’ prior written notice.  If the shareholder brings the NAV of his or her account up to at least $2,500 during the notice period, the account will not be redeemed.  Redemptions from retirement accounts may be subject to federal income tax.  Shareholders may also be charged a fee by their broker or agent if shares are redeemed or transferred through their broker or agent.

Redemptions In Kind.  The Fund does not intend, under normal circumstances, to redeem its shares by payment in kind.  It is possible, however, that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash.  In such cases, the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund.  Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund’s NAV per share.  Shareholders receiving redemptions in kind may incur brokerage costs when these securities are sold.  An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Fund must pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any 90-day period, the lesser of (a) $250,000 or (b) 1% of the Fund’s NAV at the beginning of such period.  Redemption requests in excess of this limit may be satisfied in cash or in kind at the Fund’s election.

Signature Guarantees.  To protect your account and the Fund from fraud, signature guarantees may be required to ensure that you are the person who has authorized a change in registration or standing instructions for your account.  Signature guarantees are generally required for (i) requests to change registration; (ii) requests to establish or change exchange privileges or telephone and bank wire redemption service other than through your initial account application; (iii) transactions where proceeds from redemptions, dividends, or distributions are sent to an address or financial institution differing from the address or financial institution of record; and (iv) requests to redeem amounts in excess of $50,000.  Signature guarantees are acceptable from a member bank of the Federal Reserve System, savings and loan institution, credit union (if authorized under state law), registered broker-dealer, securities exchange, or association clearing agency and must appear on the written request for change of registration, establishment or change in exchange privileges, or redemption.

Miscellaneous.  The Fund reserves the right to suspend any redemption request involving recently purchased shares until the check for the recently purchased shares has cleared.  The Fund may also suspend redemptions, if permitted by the 1940 Act, for any period during which the NYSE is closed, trading is restricted by the Securities and Exchange Commission

(“SEC”), or the SEC declares that an emergency exists.  Redemptions may be suspended during other periods permitted by the SEC for the protection of the Fund’s shareholders.  During drastic economic and market changes, telephone redemption privileges may be difficult to implement.

FREQUENT PURCHASES AND REDEMPTIONS

Frequent purchases and redemptions (“Frequent Trading”) of shares of the Fund may present a number of risks to other shareholders of the Fund.  These risks may include, among other things, dilution in the value of shares of the Fund held by long-term shareholders, interference with the efficient management by the Advisor of the Fund’s portfolio holdings, and increased brokerage and administration costs.  Due to the potential of a thin market for the Fund’s portfolio securities, as well as overall adverse market, economic, political, or other conditions affecting the sale price of portfolio securities, the Fund could face untimely losses as a result of having to sell portfolio securities prematurely to meet redemptions.  Current shareholders of the Fund may face unfavorable impacts as portfolio securities concentrated in certain sectors may be more volatile than investments across broader ranges of industries as sector-specific market or economic developments may make it more difficult to sell a significant amount of shares at favorable prices to meet redemptions or changes in interest rates.  Frequent Trading may also increase portfolio turnover, which may result in increased capital gains taxes for shareholders of the Fund.  These capital gains could include short-term capital gains taxed at ordinary income tax rates.

The Trustees have adopted a policy that is intended to identify and discourage Frequent Trading by shareholders of the Fund.  Under the Fund’s policy, the Advisor has the discretion to refuse to accept further purchase and/or exchange orders from an investor if the Advisor believes the investor has a pattern of Frequent Trading that the Advisor considers not to be in the best interests of the other shareholders.  The Fund does not accommodate Frequent Trading.  To assist the Advisor in identifying possible Frequent Trading patterns, the Transfer Agent provides a daily record of the Fund’s shareholder trades to the Advisor.  The Transfer Agent also assists the Advisor in monitoring and testing shareholder purchase and redemption orders for possible incidents of Frequent Trading.  The Fund’s policy regarding Frequent Trading is to limit investments from investor accounts that purchase and redeem shares over a period of less than ten days in which (i) the redemption amount is within ten percent of the previous purchase amount(s); (ii) the redemption amount is greater than $10,000; and (iii) two or more such redemptions occur during a 60 calendar day period.  In the event such a purchase and redemption pattern occurs, an investor account and any other account with the same TIN or SSN will be precluded from investing in the Fund (including investments that are part of an exchange transaction) for at least 30 calendar days after the redemption transaction.

This policy is intended to apply uniformly, except that the Fund may not be able to identify or determine that a specific purchase and/or redemption is part of a pattern of Frequent Trading or that a specific investor is engaged in Frequent Trading, particularly with respect to transactions made through accounts such as omnibus accounts or accounts opened through third-party financial intermediaries such as broker-dealers and banks (“Intermediary Accounts”).  Therefore, this policy is not applied to omnibus accounts or Intermediary Accounts.  Omnibus account arrangements permit multiple investors to aggregate their respective share ownership positions and to purchase, redeem, and exchange Fund shares without the identity of the particular shareholders being known to the Fund.  Like omnibus accounts, Intermediary Accounts normally permit investors to purchase, redeem, and exchange Fund shares without the identity of the underlying shareholder being known to the Fund.  Accordingly, the ability of the Fund to monitor and detect Frequent Trading through omnibus accounts and Intermediary Accounts would be very limited, and there would be no guarantee that the Fund could identify shareholders who might be engaging in Frequent Trading through such accounts or curtail such trading.  In addition, the policy will not apply if the Advisor determines that a purchase and redemption pattern is not a Frequent Trading pattern intended to respond to short-term fluctuations in the securities markets, such as inadvertent errors that result in frequent purchases and redemptions. Inadvertent errors shall include purchases and/or redemptions made unintentionally or by mistake (e.g., where an investor unintentionally or mistakenly invests in the Fund and redeems immediately after recognizing the error).  The investor shall have the burden of proving to the sole satisfaction of the Advisor that a frequent purchase and redemption pattern was a result of an inadvertent error. In such a case the Advisor may choose to accept further purchase and/or exchange orders for such investor account.

Intermediaries may apply frequent trading policies that differ from those described in this Prospectus.  If you invest with the Fund through an intermediary, please read that firm’s program materials carefully to learn of any rules or fees that may apply.

Although the Fund has taken the steps to discourage Frequent Trading of the Fund’s shares, there is no guarantee that such trading will not occur.

OTHER IMPORTANT INVESTMENT INFORMATION

DIVIDENDS, DISTRIBUTIONS, AND TAXES

The following information is meant as a general summary of the federal income tax provisions regarding the taxation of the shareholders.  Additional tax information appears in the SAI.  Shareholders should rely on their own tax advisors for advice about the particular federal, state, and local tax consequences to them of investing in the Fund.

The Fund will distribute substantially all of its investment income and net realized capital gains to its shareholders at least annually.  Shareholders may elect to take in cash or reinvest in additional Fund shares any dividends from net investment income or capital gains distributions.  Although the Fund is not taxed on amounts it distributes, shareholders will generally be taxed on distributions, regardless of whether distributions are paid by the Fund in cash or are reinvested in additional Fund shares.  Distributions to non-corporate investors attributable to ordinary income and short-term capital gains are generally taxed as ordinary income, although certain income dividends may be taxed to non-corporate shareholders as qualified dividends income at long term capital gains rates provided certain holding period requirements are satisfied.  Absent further legislation, such long-term capital gains rate will not apply to qualified dividend income distributed after December 31, 2010.  Distributions of long-term capital gains are generally taxed as long-term capital gains, regardless of how long a shareholder has held Fund shares.  Distributions may be subject to state and local taxes, as well as federal taxes

Taxable distributions paid by the Fund to corporate shareholders will be taxed at corporate tax rates.  Corporate shareholders may be entitled to a dividends received deduction (“DRD”) for a portion of the dividends paid and designated by the Fund as qualifying for the DRD, provided certain holdings period requirements are met.

In general, a shareholder who sells or redeems shares will realize a capital gain or loss, which will be long-term or short-term depending upon the shareholder’s holding period for the Fund shares, provided that any loss recognized on the sale of Fund shares held for six months or less will be treated as long-term capital loss to the extent of capital gain dividends received with respect to such shares.  An exchange of shares may be treated as a sale and any gain may be subject to tax.

As with all mutual funds, the Fund may be required to withhold U.S. federal income tax (presently at the rate of 28%) on all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding.  Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due.  Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

Shareholders should consult with their own tax advisors to ensure distributions and sale of Fund shares are treated appropriately on their income tax returns.

FINANCIAL HIGHLIGHTS

The financial highlights table on the following page is intended to help you understand the Fund’s financial performance since inception of the Fund.  Certain information reflects financial results for a single Fund share.  The total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).  The financial data in the table for each fiscal period have been audited by ~~____________~~BBD, LLP, an independent registered public accounting firm, whose reports covering such periods are incorporated by reference into the SAI.  This information should be read in conjunction with the Fund’s latest audited annual financial statements and notes thereto, which are also incorporated by reference into the SAI, a copy of which may be obtained at no charge by calling the Fund at 1-800-773-3863.  Further information about the performance of the Fund is contained in the Annual Report and Semi-annual Report of the Fund, copies of which may also be obtained at no charge by calling the Fund.

GIORDANO FUND

(For a Share Outstanding Throughout each Period)

	Year ended September 30, 2009	Year ended September 30, 2008	Year ended September 30, 2007	Period ended September 30, 2006 (a)
Net Asset Value, Beginning of Period		$10.52	$10.05	$10.00
(Loss) Income from Investment Operations: Net investment loss Net realized and unrealized gain (loss) on securities Total from Investment Operations		(0.28) (1.66) (1.94)	(0.28) 0.75 0.47	(0.36) 0.41 0.05
Less Distributions From capital gains Total Distributions		(0.10) (0.10)	.-- .--	.-- .--
Net Asset Value, End of Period		$8.48	$10.52	$10.05
Total Return (d)		(18.60)%	4.68%	0.50% (c)
Net Assets, End of Period (000’s) Average Net Assets for the Period (000’s)		$1,808 $2,088	$2,388 $2,099	$1,789 $1,334
Ratios of: Gross Expenses to Average Net Assets (e) Net Expenses to Average Net Assets (e) Net Investment Loss to Average Net Assets		8.26% 7.01% (2.84)%	7.87% 6.62% (3.00)%	11.63% (b) 9.19% (b) (5.37)% (b)
Portfolio Turnover Rate		33.87%	89.48%	34.43% (c)

(a)	For the period from November 7, 2005 (date of commencement of operations) to September 30, 2006.
(b)	Annualized.
(c)	Not Annualized.
(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions .

(e)	The expense ratios listed above reflect total expenses prior to any waivers (gross expense ratio) and after waivers (net expense ratio).

ADDITIONAL INFORMATION
Please see the back cover on how to contact the Fund and how to receive additional information regarding the Fund.

ADDITIONAL INFORMATION

Giordano Fund

Additional information about the Fund is available in the Fund’s SAI, which is incorporated by reference into this prospectus.  Additional information about the Fund’s investments is also available in the Fund’s Annual and Semi-annual Reports to shareholders.  The Fund’s Annual Reports include a discussion of market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

The SAI and Annual and Semi-annual Reports are available free of charge on the website listed below and upon request (you may also request other information about the Fund or make shareholder inquiries) by contacting the Fund as follows:

By telephone:	1-800-773-3863

By mail:	Giordano Fund c/o Nottingham Shareholder Services 116 South Franklin Street Post Office Box 4365 Rocky Mount, North Carolina 27803-0365

By e-mail:	info@ncfunds.com

On the internet:	www.ncfunds.com

Information about the Fund (including the Fund’s SAI, financial reports, Form N-Q, and other information) can also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-942-8090.  Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C.  20549-0102.

Investment Company Act file number 811-21789